INTEGRA RESOURCES COMPLETES TRANSACTION WITH FLORIDA CANYON GOLD, CREATING A NEW GREAT BASIN PRECIOUS METALS PRODUCER

Vancouver, British Columbia and Toronto, Ontario - November 8, 2024 - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) and Florida Canyon Gold Inc. ("FCGI") (TSXV: FCGV) are pleased to announce that the business combination between Integra and FCGI was completed by way of a court approved plan of arrangement under the Canada Business Corporations Act (the "Transaction"). The Transaction was overwhelmingly approved by shareholders of FCGI at a special meeting held on October 25, 2024 (the "Meeting").

Jason Kosec, President, CEO and Director of Integra, stated, "We are thrilled to announce the completion of this transformational Transaction for Integra. I would like to welcome the new team members, board members, and shareholders to Integra. The Florida Canyon Mine will play a crucial role in realizing our long-term vision of becoming a leading mid-tier precious metals producer. Today marks the beginning of a new chapter for Integra as a Great Basin focused precious metals producer with a built-in growth pipeline, peer leading resource base, bolstered balance sheet, and strong support from our key strategic shareholders, including Wheaton Precious Metals Corp., Beedie Capital, and Alamos Gold Inc."

Under the terms of the Transaction, Integra acquired all of the issued and outstanding common shares of FCGI (each, an "FCGI Share"). Former shareholders of FCGI are entitled to receive 0.467 of a common share of Integra (each whole share, an "Integra Share") for each FCGI Share held immediately prior to the effective time of the Transaction. In aggregate, 65,213,010 Integra Shares were issued today for the benefit of former FCGI shareholders as consideration for their FCGI Shares.

As a result of the Transaction, FCGI became a wholly-owned subsidiary of Integra. The FCGI Shares are anticipated to be delisted from the TSX Venture Exchange (the "TSXV") at market close on or about November 12, 2024. Following the delisting, FCGI intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Board of Directors

Integra's Board of Directors (the "Board") will continue to be led by George Salamis, as Executive Chairman, and now includes Janet Yang and Ian Atkinson, former directors of FCGI, as new members.

Ms. Yang has over twenty years of varied experience in financial management, business leadership, corporate strategy, capital markets and M&A. She currently serves as Chief Financial Officer for Reveam, Inc., a developer and operator of electronic cold-pasteurization treatment systems. Prior to joining Reveam, Ms. Yang held the role of Research Director, Energy and Mining at GMT Capital Corp., and from 2018 to 2023, she was Executive Vice President and Chief Financial Officer of W&T Offshore, Inc., a Texas-based oil and gas exploration and production company traded on the New York Stock Exchange. While at W&T Offshore, Ms. Yang was responsible for US$1.7 billion in financing transactions and played a key role in other strategic initiatives, including a substantial deleveraging of the company and originating the company's partnerships with large, international entities such as Baker Hughes General Electric and Korea National Oil Company.  Earlier in her career, Ms. Yang held positions in research and investment analysis at BlackGold Capital Management, investment banking at Raymond James and energy trading at Allegheny Energy. Ms. Yang also serves on the board of directors of Saturn Oil & Gas Inc., and she previously served as a director for FCGI and Argonaut Gold Inc. Ms. Yang holds a Master of Business Administration degree from the Booth School of Business at the University of Chicago, as well as a Bachelor of Arts degree in Economics from Rice University.

Mr. Atkinson is a Professional Geologist who currently serves as Director of Globex Mining Enterprises Inc. and Wolfden Resources Corporation and retired from the Board of Kinross Gold Corp in May 2024. Mr. Atkinson was previously Director, President, and CEO of Centerra Gold Inc. He has more than 50 years of experience in the mining industry with extensive background in exploration, project development, operations, mergers and acquisitions. Prior to his ten-year tenure at Centerra, Mr. Atkinson held various senior positions with Hecla Mining Company, Battle Mountain Gold Inc., Hemlo Gold Mines Inc., and Noranda Inc. During his career, Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects. Mr. Atkinson holds a Bachelor of Science (Geology) from King's College, University of London and a Master's Degree in Geophysics from the Royal School of Mines, University of London.

Sara Heston and Stephen de Jong have resigned from the Board. The Company would like to express its gratitude for their years of service.

Subscription Receipt Financing

In connection with closing of the Transaction, the escrow release conditions in respect of an aggregate of 14,900,000 subscription receipts (the "Subscription Receipts") of Integra issued on August 21, 2024 at a price of C$1.35 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied, and the net proceeds of approximately C$19.4 million were released to Integra. The net proceeds are expected to be used to fund mine optimization opportunities at the Florida Canyon Mine, for the continued advancement of the DeLamar Project and the Nevada North Project, and for general corporate purposes. Each Subscription Receipt automatically converted today into one Integra Share for no additional consideration. The Integra Shares issued today upon conversion of the Subscription Receipts are subject to a statutory hold period expiring on December 22, 2024.

Credit Facility Draw

The Company also announces that it has drawn a second advance under its up to US$20 million convertible facility with Beedie Capital, in the principal amount of US$5 million, with a conversion price equal to C$1.6875 per Integra Share. The number of Integra Shares issuable upon conversion of the principal amount of the second advance is 4,098,360. The proceeds from the subsequent draw are expected to be used to finance the exploration and development of the Company's DeLamar and Nevada North Projects, and for general working capital purposes in respect of each of Integra's projects.

Information for Former FCGI Shareholders

In order to receive Integra Shares in exchange for FCGI Shares, registered shareholders of FCGI must complete, sign, date and return the letter of transmittal that was mailed to each FCGI shareholder prior to closing. The letter of transmittal is also available under FCGI's profile on SEDAR+ at www.sedarplus.ca. For those shareholders of FCGI whose FCGI Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, such shareholders should contact such nominee for assistance in depositing their FCGI Shares and should follow the instructions of such intermediary or nominee.

Further information about the Transaction is set forth in the management information circular (the "Circular") prepared by FCGI in respect of the Meeting which was mailed to shareholders of FCGI and filed under FCGI's issuer profile on SEDAR+ at www.sedarplus.ca.

Early Warning Disclosure

Prior to the completion of the Transaction, Integra held no FCGI Shares. Following the completion of the Transaction, Integra holds all of the issued and outstanding FCGI Shares. An early warning report will be filed by Integra under FCGI's SEDAR+ profile at www.sedarplus.ca in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Integra at 604-416-0576 or leanne@integraresources.com. Integra's head office is located at 1050 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

Advisors and Counsel

Stifel and Trinity Advisors Corporation acted as financial advisors to Integra. Cassels Brock & Blackwell LLP acted as legal counsel to Integra in connection with the Transaction.

Cormark Securities Inc. acted as financial advisor to FCGI. Bennett Jones LLP and HBH Strategic Advisors acted as legal counsel to FCGI in connection with the Transaction.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices

INTEGRA CONTACT INFORMATION

Inquiries: ir@integraresources.com
Website: www.integraresources.com
Phone: 604-416-0576

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐ looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction; the use of proceeds from the Subscription Receipt Financing and the second advance under the Company's credit facility; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates.

Forward looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20- F dated March 28, 2024 for the fiscal year ended December 31, 2023, FCGI's listing application on TSXV Form 2B dated July 12, 2024, and the Circular.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.